

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 19, 2008

Mr. John E. Salamon
Chief Executive Officer
Salamon Group, Inc.
302-1028 Alberni Street
Vancouver, B.C., Canada, V6E 1A3

> **RE:** **Salamon Group, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-50530**

Dear Mr. Salamon:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief